Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: July 19, 2024

REFINITIV STREETEVENTS EDITED TRANSCRIPT Q2 2024 SCHLUMBERGER NV EARNINGS CALL EVENT DATE/TIME: July 19, 2024 / 1:30PM UTC An LSEG Business

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

CORPORATE PARTICIPANTS

•	James McDonald Schlumberger NV - SVP of IR & Industry Affairs

•	Olivier Le Peuch Schlumberger NV - CEO & Director

•	Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

CONFERENCE CALL PARTICIPANTS

•	Operator

•	James West Evercore ISI - Analyst

•	David Anderson Barclays Bank PLC - Analyst

•	Scott Gruber Citigroup Inc. - Analyst

•	Arun Jayaram JPMorgan Chase & Co. - Analyst

•	Neil Mehta The Goldman Sachs Group, Inc. - Analyst

•	Dan Kutz Morgan Stanley & Co. LLC - Analyst

•	Luke Lemoine Piper Sandler Companies - Analyst

•	Saurabh Pant BofA Securities - Analyst

•	Marc Bianchi TD Cowen - Analyst

•	Kurt Hallead The Benchmark Company, LLC - Analyst

PRESENTATION

Operator

Thank you, everyone, for standing by. Welcome to the SLB second-quarter earnings conference call. (Operator Instructions) As a reminder, this conference is being recorded.

I would now like to turn the conference over to James R. McDonald, Senior Vice President of Investor Relations and Industry Affairs. Please go ahead.

James McDonald Schlumberger NV - SVP of IR & Industry Affairs

Thank you, Leah. Good morning and welcome to the SLB second-quarter 2024 earnings conference call. Today’s call is being hosted from London following our Board meeting held earlier this week. Joining us on the call are Olivier Le Peuch, Chief Executive Officer; and Stephane Biguet, Chief Financial Officer

Before we begin, I would like to remind all participants that some of the statements we’ll be making today are forward-looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. For more information, please refer to our latest 10-K filing and other SEC filings which can be found on our website.

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2

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

Our comments today also include non-GAP financial measures. Additional details and reconciliations to the most directly comparable GAAP financial measures can be found in our second-quarter press release, which is on our website.

And finally, in conjunction with our proposed acquisition, SLB and ChampionX have filed materials with the SEC, including the registration statement with a proxy statement and prospectuses. These materials can be found on the SEC’s website or from the party’s websites.

With that, I will turn the call over to Olivier.

Olivier Le Peuch Schlumberger NV - CEO & Director

Thank you, James. Ladies and gentlemen, thank you for joining us on the call. This was a very strong second quarter for SLB, showcasing our ability to harness the ongoing growth cycle while driving efficiencies throughout our business.

During today’s call, I will cover three topics. First, I will review our second-quarter results. Then I will describe the dynamics of the cycle and how we are positioning our business for further growth and margin expansion. And finally, I will share our updated outlook for the full year and discuss our ongoing commitment to returns to shareholders. Stephane will then provide additional details on our financial results, and we will open the line for your questions.

Let’s begin. I’m very pleased with our strong second-quarter performance. Sequentially, revenue increased 5%. Adjusted EBITDA grew 11%. Adjusted EBITDA margin expanded 142 basis points, and we generated $776 million of free cash flow. These results were driven by continued growth momentum in international markets, with more than half of our international GeoUnits posting the highest revenue quarter of the cycle.

Overall, international revenue grew 6% sequentially, led by the Middle East and Asia, which continued to set new records with two-thirds, 8 out of 12, of the GeoUnits in the area posting record-high quarterly revenue. This was fueled by capacity expansion projects, new gas developments, and production recovery investments across the region.

Additionally, the ongoing strength of the offshore markets supported further growth in Europe and Africa, as well as Latin America. This was particularly pronounced in deepwater basins, including Brazil, West Africa, and Norway, where we continue to benefit from strong backlog conversion in OneSubsea. We also benefited from new projects on land, notably in Argentina and North Africa.

Meanwhile, in North America, revenue increased 3% sequentially. This was led by the Gulf of Mexico, where we saw increased drilling and higher digital revenue from sales of exploration data licenses. However, this sequential growth was partially offset by lower drilling in US land, as the market continues to be constrained by weaker gas prices, capital discipline, and ongoing market consolidation.

Next, let me describe how this growth played out across the divisions. In our core divisions, we continue to harness the cycle, with revenue growing 4% sequentially and pre-tax segment operating margins expanding by 120 basis points. Growth was led by our production systems and reservoir performance divisions, which visibly expanded margins due to the favorable conversion of backlog, as well as many business lines operating and record activity levels.

Demand for services and equipment is being further reinforced by the combination of long-cycle development activity and the acceleration of production recovery investments, particularly in the Middle East and Asia and Latin America. Well construction also grew sequentially, supported by offshore developments, although this was partially offset by weaker land activity in North America.

Overall, the core divisions continue to deliver margin expansion, combining to post their 14th consecutive quarter of year-on-year pre-tax segment operating margin expansion. Meanwhile, in digital and integration, I was very pleased to see highly accretive sequential growth, highlighted by our digital business reaching a new quarterly high and supporting visible sequential margin expansion. This puts us on track to achieve our full-year ambition of digital revenue growth in the high teens.

We have opportunities to build on this momentum as customers are increasingly choosing to partner with SLB to modernize their digital infrastructures, as you have seen in a number of announcements included in today’s release. At the end of the second quarter, we had 6,900 users on the Delfi platform, an increase of 28% year-on-year. Additionally, the number of connected assets increased by 57%, and trailing 12-month compute hours increased by 43%.

Combined with our first-quarter results, SLB first-half adjusted EBITDA grew in the mid-teens compared to the same period last year, in line with our full-year ambition. Moving forward, we will remain focused on driving quality revenue growth and leveraging operational efficiency to grow EBITDA, expand operating margins, generate robust cash flows, and meet our commitment to return to shareholders.

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3

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

I want to clearly express my full gratitude to the entire SLB team for delivering such strong second-quarter and first-half results. Next, let me describe how the market is evolving and the steps we are taking to capture profitable growth across the business.

As the cycle continues, investments will increasingly be targeted in the most resilient areas of the market, including key international markets such as the Middle East and Asia and in offshore globally. In these areas, we are seeing long-cycle gas and deepwater projects, production recovery activity to address natural decline, and increased digital adoption to drive efficiency and performance. This is an optimal environment for business, and we are seizing each of these opportunities.

In the Middle East, in addition to the exposure to the oil capacity expansion program across the region, we continue to benefit from the acceleration and scale of investments in gas development, both conventional and unconventional, leveraging our fit-for-basin technology and differentiated integration capabilities.

Offshore, we see the benefits of our OneSubsea JV as highlighted by the number of high-value contracts abroad and partnerships included in today’s release. Through OneSubsea, we are helping customers unlock reserves and reduce cycle times through an extensive subsea production and processing technology portfolio. And we are increasingly being offered the opportunity to partner with customers in early engineering phases to unlock the economics of their assets.

In production and recovery, we are seeing customers embrace our offerings as they work to offset natural decline, extend performance, and maximize the value of their producing assets. We have many solutions to help customers access resources to our production system and reservoir performance divisions. And this is showing up in the strong results these divisions are achieving. As this market continues to evolve, we expect to strengthen our portfolio to fully capture this growing opportunity to our pending acquisition of ChampionX.

Finally, underpinning nearly everything we do is the power of digital and AI. In today’s market, accelerating the time to returns and extracting new level of efficiency are top of mind for our customers. And they are increasingly recognizing that upscaling their digital infrastructures is key — is a key enabler in these areas, presenting us with significant opportunities for high-margin growth.

In summary, SLB is well positioned across key resilient markets. We remain focused on expanding margins to quality revenue growth, and this is complemented by heightened focus on operating efficiency, support structure optimization, and strategic resource allocation in certain markets to align with expected levels of activity going forward. To support this ongoing cost efficiency actions, we recorded a charge this quarter, and Stephane will share additional details on this topic later in the call.

Overall, the positive market dynamics and our continued focus on operating efficiency present a strong backdrop for continued outperformance. We look forward to harnessing these dynamics to deliver further growth and margin expansion in the second half of 2024 and in 2025.

On that note, let me conclude my opening remarks by showing our updated outlook for the year. Based on our strong second-quarter and first-half results, we expect full-year adjusted EBITDA growth in the range of 14% to 15% and full-year adjusted EBITDA margins at or above 25%.

Specific to the third quarter, we expect sequential revenue growth in the low single digits, enhanced by further margin expansion. This will accelerate as we move toward the end of the year with a visible increase in the top-line growth and an uptick in margin expansion during the first quarter due to seasonally higher year-end digital and product sales.

Lastly, we returned $1.5 billion to shareholders over the first two quarters through the combination of stock repurchase and dividends. In the second half of the year, we expect to generate higher EBITDA and strong cash flows supporting our full-year commitments.

Directionally, we expect a strong exit of the year to position us for continued revenue growth, margin expansion, and cash generation, reinforcing our commitment to continue returns to shareholders in 2025.

I will now turn the call over to Stephane.

Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

Thank you, Olivier. And good morning, ladies and gentlemen. Overall, our second-quarter revenue of $9.1 billion increased 5% sequentially, mostly driven by the international markets led by the Middle East and Asia. Sequentially, our pre-tax segment operating margins expanded 135 basis points to 20.3% as margins increased in each of our four divisions.

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4

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

Company-wide adjusted EBITDA margin for the second quarter was 25%, representing a sequential increase of 142 basis points. In absolute dollars, adjusted EBITDA increased 11% sequentially and 17% year on year. As a result, second-quarter earnings per share, excluding charges and credits, was $0.85. This represents an increase of $0.10 sequentially and $0.13 or 18% when compared to the second quarter of last year.

During the quarter, we recorded $0.01 of merger and integration charges relating to the Aker subsea transaction and $0.07 of charges in connection with a program that we have recently started to realign and optimize the support and service delivery structure in certain parts of our organization. This includes adjusting resources as a result of lower activity levels in North America, centralizing certain digital delivery services, and improving efficiency in our support structure.

This program, which will result in additional charges in the third quarter, will drive further margin expansion in the second half of the year and into 2025. The related actions will be completed by the end of the year. Let me now go through the second-quarter results for each division. Second-quarter digital and integration revenue of $1.1 billion increased 10% sequentially with margins expanding 435 basis points to 31%.

The sequential revenue growth was entirely due to higher digital sales as APS revenue was flat. The strong margin performance was driven by improved digital profitability as a result of robust exploration data sales and a higher uptake of digital solutions. APS margins were essentially flat. We expect the digital revenue growth and margin expansion to continue in both Q3 and Q4.

Reservoir performance revenue of $1.8 billion increased 5% sequentially, while margins improved 98 basis points to 20.6%. These increases were primarily due to strong growth internationally, led by higher activity in the Middle East and Asia. Well construction revenue of $3.4 billion increased 1% sequentially, while margins of 21.7% increased 125 basis points, driven by strong measurements and fluids activity internationally.

Finally, production system revenue of $3 billion increased 7% sequentially, driven by the strong activity in the international markets led by Europe and Africa. Margins expanded 146 basis points to 15.6% on improved profitability in subsea production systems and artificial lift.

Now turning to our liquidity. Our cash flow was strong, as we generated $1.4 billion of cash flow from operations and free cash flow of $776 million during the quarter. We expect our cash flow to continue to improve throughout the rest of the year. As a result, our free cash flow in the second half of this year will be materially higher than the first half.

Capital investments, inclusive of CapEx and investments in APS projects and exploration data were $660 million in the second quarter. For the full year, we are still expecting capital investments to be approximately $2.6 billion.

As I mentioned last quarter, under the securities laws, we were prohibited from repurchasing our stock during the period between the mailing of the proxy in connection with the ChampionX acquisition and ChampionX’s shareholders’ vote. Following the shareholder vote in June, we have resumed our stock repurchase program. And during the quarter, we repurchased 9.9 million shares for a total purchase price of $465 million.

During the first half of the year, total returns to shareholders, in the form of stock repurchases and dividends, were approximately $1.5 billion, representing half of our $3 billion commitment for all of 2024.

Finally, we issued $1.5 billion of bonds during the second quarter. The proceeds either have been or will be used to refinance our debt obligations. We are pleased with our current capital structure, which allows us to prioritize returns to shareholders, as illustrated by our $3 billion total returns commitment for 2024 and our $4 billion commitment for 2025.

I will now turn the conference call back to Olivier.

Olivier Le Peuch Schlumberger NV - CEO & Director

Thank you, Stephane. And ladies and gentlemen, I believe we will open the floor for your questions.

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5

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) James West, Evercore ISI.

James West Evercore ISI - Analyst

Hey. Good morning, Olivier, Stephane.

Olivier Le Peuch Schlumberger NV - CEO & Director

Good morning, James.

James West Evercore ISI - Analyst

So Olivier, I know in your guidance for the year, you didn’t use the word or highlight raise, but it seems like there was a slight EBITDA guide raise. I guess, one, am I correct in that? And two, is the guidance for ‘25 that you’d already laid out, I guess, now starting from a bit higher base, so the numbers need to move up across the board?

Olivier Le Peuch Schlumberger NV - CEO & Director

That’s a fair assessment and a fair reading of our guidance in the prepared remarks. We had originally been guiding the EBITDA growth year on year in the mid-teens, and we have here confirmed that as we have delivered the second quarter and foresee further margin expansion in the second half driven by the different factors we highlighted, we still foresee the EBITDA growth year on year to be now in a range of 14% to 15%.

Hence, I believe this is indeed a very solid outlook for the EBITDA growth year on year and in line with our previous guidance, but certainly on the back of international margin expansion. And the success we have had in the second quarter, we expect to carry on as we continue to execute with credit to revenue and the favorable market position in the second half.

James West Evercore ISI - Analyst

Okay, got it. And then maybe just a quick follow up for me. It seems like international — well, obviously, offshore looks great. But international land, particularly in the Middle East, across the Middle East, whether it’s KSA or UAE, looks like expansion is going to be significantly, or going to be strong.

Maybe it’s not much above your expectations, but very, very strong growth. Could you maybe highlight what you’re seeing in the Middle East right now, across the region, and if there’s any particular projects that makes sense to highlight? I’d love to hear about it.

Olivier Le Peuch Schlumberger NV - CEO & Director

Yes, I think it’s fair to say that we see a large breadth of growth engine across the region, Middle East and also North Africa, driven by a combination of oil capacity expansion program that I think you may know are still in full swing in many countries, including KSA. But most visibly, the UAE, the Kuwait, and Iraq are running after Libya, running after visible oil capacity expansion program.

And the activity as such is indeed going up, and the addition of large conventional and unconventional gas projects that are being accelerated in several countries to respond to local demand and to a desire to transition. And I think we are seeing it obviously in Saudi.

And we commented a lot on this before, and you may have seen in the earnings press release that have been awarded an extension and a large market for drilling services for the unconventional program in Saudi.

And we continue to fully participate into the other countries where this is very relevant, including UAE, committing to accelerate the unconventional, including Qatar that continue to expand, and including Algeria that is starting to look back and clearly having a path forward to also activity increase.

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6

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

So all across the Middle East, we see growth year on year. We see, as I said, the vast majority of the GeoUnit having a record revenue for this cycle and for many record-ever activity. And hence, we benefit from this very large breadth and multiple levels of activity growth in the Middle East, and we foresee it continuing going forward.

James West Evercore ISI - Analyst

Perfect. Thanks, Olivier.

Olivier Le Peuch Schlumberger NV - CEO & Director

Thank you.

Operator

David Anderson, Barclays.

David Anderson Barclays Bank PLC - Analyst

Hey, good morning, gentlemen. I want to talk about the key resilient markets that you mentioned a few times driving SLB’s growth going forward. I was wondering if you could give us your longer-term views on global natural gas markets and how they’re developing and maybe your demand assumptions through the end of the decade.

Because I noticed that there was a number of contracts and awards that — you’re highly on natural gas or for unconventional, Qatar, Egypt. So I’m just wondering, are you expecting your overall mix of business to shift towards natural gas in the coming years, and is that already happening?

Olivier Le Peuch Schlumberger NV - CEO & Director

No, I would say that more generically, as we see — we see resilience on three aspects. We have resilience on still oil capacity expansion and deepwater oil development happening and having significant resilience. And you may foresee not an existing deepwater program in oil in the Latin Americas region, but you will see emerging new oil developments coming into Africa.

So that’s a strong, resilient aspect of deepwater. You see and you can anticipate gas resilience in deepwater development more in the East Med, Turkey, and Asia region. And then you have the complex of indeed Middle East that is both reinforcing their oil capacity as I mentioned and gas.

So it’s not only one market. I think, gas, we have increased our share of gas activity in Middle East visibly. We are very well exposed. I would almost say we are long on gas in the Middle East region. And we believe that it’s a matter of offshore long cycle, both oil and gas, Middle East oil capacity and unconventional gas development, and Asia for gas security reason, offshore development for gas as well.

So it’s a mix that is favorable. And then we should not forget about North America. That, I think, has a continued high intensity technology deployment to support sustained production growth for oil, particularly in the short term.

David Anderson Barclays Bank PLC - Analyst

So if I could dig in a little bit more on the offshore, you’d highlighted OneSubsea’s performance this quarter with the backlog convergent. We saw a number of announcements as well during the quarter on the OneSubsea.

I was wondering, could you talk a little bit about the order book, how that’s shaping up this year’s take compared to last year? And just kind of overall on your offshore portfolio, are you expecting growth to start to accelerate the next couple of quarters and into ‘25?

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7

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

Olivier Le Peuch Schlumberger NV - CEO & Director

I think we see the market of deepwater. I think you have two markets. You have the market of offshore shallow, that is highly concentrated in Middle East and to the States and in Asia. And then you have the deep-water market that is concentrated in America, Africa, and some part of Asia and Eastern Med.

And I think what we see, if you look at it more generically, we see three legs of activity developing for the future of deepwater large and offshore large, but deepwater in particular. There is a strong portfolio of projects underway from Guyana to Brazil, from Norway to a part of Asia that we continue to complete and develop to the next two or three years and are part of the portfolio of subsea deployment that we have across.

Then you have a growing set of FID, and we expect that the offshore FID this year will be reaching $100 billion or exceeding this, and the same for 2025. And this FID is led by a combination of oil, a lot of oil FID being developed and being nearing a decision in the coming months, and some have just been approved. And you have seen some of the announcements in Patria and Angola, and we are very pleased with this because it will feed us pipeline of subsea going forward.

And lastly, and we should not forget, that there is a third leg. And the third leg is coming from exploration and appraisal activity that is not only happening in Namibia or not only happening in Brazil or in Suriname or in Asia, but I think it’s very strong across many basins in frontier region as well as in infrastructure-led exploration.

And we believe that this third leg will certainly add quarters, if not years, of growth to the deepwater outlook, hence we have a very confident exposure to the deepwater market, to the offshore market at large, as we commented before that offshore represent about 50% of revenue exposure internationally and we see it extremely resilient.And we see multiple legs in the deepwater market going forward.

David Anderson Barclays Bank PLC - Analyst

Great. Thank you.

Olivier Le Peuch Schlumberger NV - CEO & Director

Thank you, David.

Operator

Scott Gruber, Citigroup.

Scott Gruber Citigroup Inc. - Analyst

Yes, good morning,

Olivier Le Peuch Schlumberger NV - CEO & Director

Good morning, Scott.

Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

Good morning.

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8

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

Scott Gruber Citigroup Inc. - Analyst

Good morning. I wanted to ask about how you think about segmenting the portfolio next year when ChampionX comes in. I guess the heart of the question is, you have this awesome digital business. It’s growing rapidly. It’s going to be $3 billion or so in revenues next year. Does the ChampionX acquisition provide an opportunity for you to think about re-segmenting the portfolio to further highlight the digital business?

Olivier Le Peuch Schlumberger NV - CEO & Director

First, I cannot comment, obviously, you understand, where we stand on the regulatory process and usual process clearance on the ChampionX. But obviously, we are looking at the way we could at the time of the closing and restructure and get better exposure to the digital if we can do this in a way that will indeed expose and provide a little bit more direct measurement of our success and ambition going forward in digital. So that’s — we will — that’s the integration team looking into it, and we’ll make this in due time and inform you.

Scott Gruber Citigroup Inc. - Analyst

Okay. We’ll wait for the details, but good to hear. And then you mentioned low single-digit revenue growth in 3Q and continued margin expansion. That does sound like the margin expansion potential may be stronger into 4Q with those year-end sales. Can you just provide a bit more color on how you see the margin expansion potential in shape enough for 3Q and then if you want to — any additional color in 4Q?

Olivier Le Peuch Schlumberger NV - CEO & Director

Yes, we would expect that on the low single-digit global growth sequentially in the fourth quarter to still increase margin expansion. I will not give more precise guidance, and we expect an uptick in the fourth quarter driven first by an acceleration of our top-line sequential growth in the fourth quarter, in particular due to the year-end effect of product sales in both software, digital, and in some of our equipment division.

And this will lead to acceleration also of margin expansion. So giving us a very good exit point, if you like, as we enter 2025, an ambition to continue growth as I mentioned and further expand the margin. So that’s setting the scene very well as we conclude the year with the gallons we have shared and preparing 2025 and the value of growth and margin expansion.

Scott Gruber Citigroup Inc. - Analyst

Sounds good. Appreciate it. Thank you.

Olivier Le Peuch Schlumberger NV - CEO & Director

Thank you, Scott.

Operator

Arun Jayaram, JPMorgan.

Arun Jayaram JPMorgan Chase & Co. - Analyst

Good morning, Olivier. You highlighted margin expansion for SLB through quality revenue growth, digital and efficiency gains. I was wondering if you could maybe elaborate on just the concept of quality revenue growth, what you’re referring to there, and just maybe some of the plans to boost efficiency. I assume there’s some cost structure alignment going on at the company. Maybe you could give us some more thoughts on that.

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9

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

Olivier Le Peuch Schlumberger NV - CEO & Director

Yes, I think quality revenue growth is focusing selectively on where we believe we have the most operational leverage, the most pricing upside, and the most technology adoption potential to suit our growth with higher creative margin and hence to support our margin ambition expansion going forward.

We have demonstrated this very well in the second quarter. We continue to focus on this selectively. The market internationally remains tight, and it favors the best performer from execution. And we’ll use this to deploy technology, fit for basin technology, use our unique integration capability, and spice it up if I may with digital capability to increase and improve our margin going forward.

So that’s where we look at what we call quality revenue growth. And indeed, we have taken some measure to further support this by adjusting and relooking at support structure and where we could and we should adjust to prepare for supporting our goal and adjusting our skill set to fit where we see the most resilience going forward. So that has been also contributing and will continue to contribute to margin expansion going forward.

Arun Jayaram JPMorgan Chase & Co. - Analyst

That’s helpful. Just a follow up on D&I, your margins rebounded to 31%. You reiterated your high teens growth outlook for digital. I was wondering if you could maybe give us a sense of D&I margin progression over the balance of the year and just how you’re thinking about the APS business broadly in Canada in terms of SLB’s broader portfolio.

Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

Hey, Arun. Stephane [at your] service. So yes, we were quite happy with the — not only the top-line growth, but the margin expansion in the in the D&I division in the second quarter. And as I said earlier, it was all due to the digital business, so APS was, was flat.

And as it relates to the rest of the year, we do definitely expect the digital margins to continue improving in the second half. It will accelerate even more so in the in the fourth quarter on higher sales, but also on the effect of the changes we are making in the digital delivery and support organization to pool resources on a more global and regional basis to scale the business more efficiently.

So as it relates to the APS business, again, it is mostly flat quarter on quarter, so all the upside is coming from digital. And your question on Canada, I think we have signaled before that we were looking at divesting the asset and it’s very much the case.

We have actually reached — we have launched a formal process again. We are quite happy with the results, so we move to the second phase of this process, which is that we had several offers. We have shortlisted a selected set of buyers, and we are moving to negotiation with these selected set of buyers. So it’s so far so good. It’s going well on this process, and we’ll update you later.

Arun Jayaram JPMorgan Chase & Co. - Analyst

Great. Thank you, gentlemen.

Olivier Le Peuch Schlumberger NV - CEO & Director

Thank you, Arun.

Operator

Neil Mehta, Goldman Sachs.

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10

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

Neil Mehta The Goldman Sachs Group, Inc. - Analyst

Yes. Good morning, team. Olivier, I’d love your perspective on deepwater markets and offshores, particularly given some of the incremental investment in subsea and just how — maybe you can characterize the different regions where deepwater is growing and what activity you’re seeing and how that fits into your long-term strategy.

Olivier Le Peuch Schlumberger NV - CEO & Director

I think it’s a longer-for-better outlook first. It’s a market that has multiple legs, as I said. And actually, if I start to list all the deepwater basins currently under production in future FID and future exploration, I think it will be a long list.

What characterizes this cycle? It is very broad in terms of region of the world and deepwater basins that are being either exploited, that are being explored, and that are being redeveloped. And I think there are two or three fundamental reasons for this.

First and foremost is that the deepwater assets from, be it oil or gas, are typically geologically very strong assets and advantage assets. Hence, they receive the utmost focus and priority. When the IOCs are hiring in a portfolio, they typically concentrate on some of these assets, followed by select international independents and some NOCs for which deepwater is their backyard and their center of expertise.

So we see FID growth, we see exploration growth, and we see existing deepwater basins very solid going forward, hence very resilient and multi-finger and multi-legs, I will say, outlook for deepwater. That’s quite unique.

It’s not one basin. It’s constrained by some rig capacity, and it’s shifting to the right to some extent, but it’s longer for better. It’s elongating, I would say, as a deepwater market and for the good because we have new basins emerging like Namibia.

We have basins being FID like Suriname. We have a lot of explore activity in Asia, many part of Asia with some gas success and discovery in Indonesia particularly. And we still have the hot East Med or Turkey basin, and we have new oil being explored in South Angola or in south of Brazil in the new Pelotas Basin.

So it’s all hot and it’s very diverse, and not forgetting about the deep formation into the Gulf of Mexico coming back, and if not Mexico as well in the south of the Gulf. So more work into the future, more bookings in the future, and I think a very key and resilient market for us as we are very, very exposed to that offshore deepwater.

Neil Mehta The Goldman Sachs Group, Inc. - Analyst

Thank you. And then the follow-up is just around return of capital. Obviously, some of the dynamics around ChampionX precluded you from buying back as much stock as you probably wanted to in the last quarter, but it seems like you’re leaning into it. So just talk about your return of capital intentions and how you’re thinking about taking advantage of any dislocation that might exist in the stock.

Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

So Neil, we did try to take the most advantage of this by resuming very quickly our stock buybacks in June, right after the shareholders’ vote. So we were able to accelerate there and actually catch up to the point where we got to just about half of our full-year commitment.

So the commitment remains the same for 2024 at this moment. It’s a total of $3 billion between dividends and buybacks. We will continue to monitor our cash flow, continue to look at our capital allocation. For example, potential cash proceeds from divestitures, depending on their timing, can be an upside to buybacks. But for the moment, the target for ‘24 remains the $3 billion.

Neil Mehta The Goldman Sachs Group, Inc. - Analyst

Okay, very good.

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11

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

Thank you.

Operator

Dan Kutz, Morgan Stanley.

Dan Kutz Morgan Stanley & Co. LLC - Analyst

Hey, thanks. Good morning.

Olivier Le Peuch Schlumberger NV - CEO & Director

Good morning, Dan.

Dan Kutz Morgan Stanley & Co. LLC - Analyst

Good morning. I wanted to ask a question more generally on M&A. I’d love to get a sense of kind of your appetite as it stands today for incremental acquisitions, given that you guys have been pretty active recently to the extent that M&A ranks high on your capital allocation priority list.

We would just love if you could talk about some of the characteristics that you would look for in potential targets. It seems like the theme of the recent acquisitions was kind of stability, longevity, and growth, given that they were kind of production or new energy related. Just hoping you could kind of give us your latest thoughts on your M&A appetite. Thanks.

Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

Thanks, Dan. So you mentioned we’ve been quite active indeed. So at this stage, we are really focusing on making those acquisitions and various transactions from Aker Subsea to Aker Carbon Capture to the planned acquisition of ChampionX as a success. So we are — the focus currently is more on integration than on new M&A. And really, in terms of prioritization for the capital allocation at this moment, we are really prioritizing returns to shareholders.

Dan Kutz Morgan Stanley & Co. LLC - Analyst

Great, that’s helpful. And then that is a good lead into my next question. So on Aker Carbon Capture specifically, I mean, we can see the financials of the standalone entity. I think the revenue growth has — revenue has nearly doubled the last two years.

I don’t think folks are doubting the top-line growth story or growth potential for that business. But can you just talk about some opportunities to kind of drive margin improvement given — following the transaction and given the resources of SLB combined with Aker Carbon Capture?

Olivier Le Peuch Schlumberger NV - CEO & Director

Thank you, Dan. First, I would comment maybe stepping up on the CCS as a market. I think we see this as a very attractive market for us, considering the adjacency on the sequestration and considering the integration capability we have acquired and the technology that we have acquired through Aker Carbon Capture.

So the market, independently — and at this point, we see this market growing at more than 50% a year and very accretive to our growth. And we don’t see this slowing down necessarily soon. And obviously, the addition of Aker Carbon Capture gives us an opportunity to participate at scaling market where Aker Carbon Capture wasn’t exposed to, partly North America, where we’re getting a lot of inbound requests as we form this unique combination with what we have invested into our own capture technology with carbon capture commercial technology.

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12

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

We are seeing a lot of inbound requests and we have been awarded and part of two DOE-funded projects in North America and a lot of inbound requests from a company that are exploring and/or pursuing some carbon capture in North America. We see the same in Middle East, and this will complement the strong pipeline that Aker Carbon Capture has already developed in Europe with three active projects and most likely more to come.

So we see that we combine our strengths in technology deployment at scale in every basin in the world, combining this with the subsurface sequestration technology leadership we have to offer customers an all-in capability from sequestration, design execution, to carbon capture, combining our technology with the technology of Aker Carbon Capture.

So we are very positive on this, and we believe that as this business will scale, as we will be in a position to add on many new innovation technologies on it, this will result into margin expansion and into ability to extract a lot of value from this acquisition.

Dan Kutz Morgan Stanley & Co. LLC - Analyst

Great. Thanks a lot. That’s really helpful. I’ll turn it back.

Olivier Le Peuch Schlumberger NV - CEO & Director

Thank you, Dan.

Operator

Luke Lemoine, Piper Sandler.

Luke Lemoine Piper Sandler Companies - Analyst

Hi, good morning.

Olivier Le Peuch Schlumberger NV - CEO & Director

Good morning, Luke.

Luke Lemoine Piper Sandler Companies - Analyst

Arun touched on it a little earlier with his question, but you mentioned cost efficiency programs a couple times in the release. It sounded like maybe these were primarily support costs. I guess first, is that correct? And secondly, would it be possible to maybe frame the magnitude of these?

Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

Thanks for your question, Luke. So really, this program is about extracting the most margin expansion and returns out of this growth cycle. And it’s not just support, even though it’s one of the key elements of it. So you have three main components.

So first, there’s a more tactical adjustment, if you want, of our operational resources, mostly in US land to account basically for the lower-than-expected recount levels. The second one relates to digital. We are centralizing or regionalizing a certain number of delivery services to improve resource utilization so that we can better respond to the rapid adoption of our digital solutions.

And indeed, the third one, not a small component, about half of it, if you want, is increasing efficiency in our functional support structure. It’s something we do all the time, but here, we are completing the deployment of our new ERP system, so we really want to extract the most out of this. And it allows us to streamline some of the support structure.

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13

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

In terms of magnitude, you’ve seen the charge this quarter, it’s slightly over $100 million pre-tax. I don’t expect that this will exceed this amount in the third quarter. We are still in the process of finalizing all the plans, so I cannot give you a number now, but it should not be of a bigger magnitude. This will result in great savings and optimization of our cost lines, which you will see gradually towards the end of the year and of course in 2025.

Luke Lemoine Piper Sandler Companies - Analyst

Okay. All right. Thanks, Stephane.

Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

Thank you.

Olivier Le Peuch Schlumberger NV - CEO & Director

Thank you, Luke.

Operator

Saurabh Pant, Bank of America.

Saurabh Pant BofA Securities - Analyst

Hi, good morning, Olivier and Stephane. I guess I just want to go back to the OneSubsea joint venture, especially on the all-electric groundbreaking award you announced with Norway. That’s a big deal, I think, from both a technical and a commercial opportunity standpoint.

Olivier, if you don’t mind spending a little time on that, how should we think about that opportunity unfolding? What are the constraints, especially on the regulatory side of that? Just talk to the opportunity on just that, all-electric subsea side of things.

Olivier Le Peuch Schlumberger NV - CEO & Director

Yes. This is a great question, Saurabh. We are very excited. We are very excited because we believe this is one of the legs of technology deployment that could change the game in the long term in the subsea infrastructure deployment.

First, because it allows a lower footprint, a smaller footprint, reducing and eliminating hydraulics into the subsea and ultimately eliminating cost; and secondly, allowing full digital control of the subsea infrastructure; and last, obviously, having an impact onto the carbon footprint of this infrastructure.

So we believe that for recovery, cost, and low carbon, we believe that there is a future for deepwater all electric, be it on a subsurface. And as you have seen — you might have seen that we have announced earlier in the year and last year that we had made progress and being awarded several contracts on the completion subsurface all-electric solution.

We’ll continue to lead in this domain and combine it with all-electric subsea tree or subsea infrastructure that then when combined together with the subsurface gives us an opportunity to fully digitize and fully control and provide our customers and the operators the ability to optimize recovery and control and optimize the maintenance as well in this field.

So that’s part of the future of deepwater. It’s electric, and we’re very pleased to have been awarded this as a result of a consortium, actually, (inaudible) and other operators. So this will take place in several basins, we believe, in particular in Brazil and another place, and we will be ready to deploy this for our customers

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14

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

Saurabh Pant BofA Securities - Analyst

Okay, that’s fantastic color, Olivier. Maybe I have a quick unrelated follow up on the D&I side of things. I think, in the press release, you mentioned in a couple of places about just the second quarter being held by exploration data license sales.

I know these tend to be lumpy, but is there anything to read into this on what’s happening on the exploration side of things? It does sound there are more exploration rounds across the globe, but Is it just lumpiness in the second quarter or is there anything we can read into on just where exploration is going?

Olivier Le Peuch Schlumberger NV - CEO & Director

No, I think the trend has been up, and I think it has been contributing in the line with our ambition for digital growth as the data exploration cells has been a success and we foresee this to continue to grow going forward in the quarters to come. Sometimes, it will be up. And sometimes, it will be slightly down, but we foresee growth, and I think this is driven by the frontier exploration.

This is driven by infrastructure-led exploration in metro basins, and this is driven by new generation of software, digital application that can relook an existing basin and extract more value for understanding and finding new hydrocarbon and/or new gas finds into the existing basins.

So we’ve very pleased to have a leading offering, both in terms of digital capability to reprocess existing datasets and also to be able to enhance the vintage datasets and to be having this in the right basin, in the right place, and partnering to many of these licensing rounds. You’re right to say that many licensing rounds expected this year.

No less than actually 70 licensing rounds have been announced across many parts of the world, and I think some of them are highly successful. Deepwater has been a success for critical finds and critical hydrocarbon, both oil and gas in the last few quarters, and we expect this to continue.

There is increasing interest into the Pelotas, which is the last hotspot south of Brazil. You have the Namib Basin south of Angola, north of Namibia. You have Indonesia, India. You have Bangladesh.

Many, many spots that are being discovered and being explored with fresh data sets and the opportunity to indeed boost and support our participation to this market going forward. And I think we will continue to participate and maximize this. And this will be, on occasion, lumpy, but we believe this will continue to grow.

Saurabh Pant BofA Securities - Analyst

Perfect. No, that’s a very tight answer, Olivier. Thank you. And I know you have made this business asset light, so it’s critical to your returns, to your margins. That’s all very good to hear. Thank you, Olivier. I’ll turn it back.

Olivier Le Peuch Schlumberger NV - CEO & Director

Thank you, Saurabh.

Operator

Marc Bianchi, TD Cowen.

Marc Bianchi TD Cowen - Analyst

Thank you. I didn’t catch if you said, but could you — hello, Olivier. Could you update us on your outlook for international and North America revenue growth in 2024?

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15

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

Olivier Le Peuch Schlumberger NV - CEO & Director

I think we have been guiding earlier this year, and we remain fit on this guidance, that internationally, we foresee double-digit growth when excluding Aker and Russia. North America, we have been guiding originally positive up to mid-single growth, and we have been realizing this down as the North America has been clearly impacted going forward.

But we still have opportunity to grow in the second half and to improve our margin as well in this basin as we adjust our resource and get the most out of the deepwater market in Gulf of Mexico as well as our participation with technology intensity in some part of the North American end market. So no change, international, and lower growth in North America compared to original guidance.

Marc Bianchi TD Cowen - Analyst

Yes, makes sense. And then maybe for Stephane, back on the cost savings, so you mentioned that another charge in 3Q is not to exceed what we saw in second quarter for the actions you’re taking. Can you help us with how much of a profit uplift or cost-saving benefit you may get on a quarterly basis in the back half of the year and then once everything finally reaches its full implementation?

Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

Yes. So as I said, we will really complete everything. All the actions will be taken by the end of the year, but you will see gradually the effect on our margins in the second half. And by the way, this is of course why we are confident in the updated, more precise guidance we gave for the full-year EBITDA. We will update you more precisely on the savings once we are done at the end of Q3, but as a - in general, as a rough rule of thumb, if you want, you can assume that the payback on these actions is between 9 to 12 months.

Marc Bianchi TD Cowen - Analyst

Got it. Very good, thank you. I’ll turn it back.

Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

Thank you, Marc.

Operator

Kurt Hallead, Benchmark.

Kurt Hallead The Benchmark Company, LLC - Analyst

Hey, thanks for fitting me in here. I appreciate the insights as always. So Olivier, I think - from my standpoint, Olivier, I’m kind of curious, right? We’ve now had five or six months or so to digest the shift in game plan by Saudi Arabia from offshore to conventional gas.

You referenced that very explicitly in your commentary about unconventional gas being a growth market for you. But I guess from where I sit, right, we’re five or six months into this process, what have you picked up incrementally with respect to that opportunity? And more importantly, what kind of legs do you see for that dynamic for you in Saudi in particular?

Olivier Le Peuch Schlumberger NV - CEO & Director

I think you may have been reading. I don’t want to speak on behalf of Saudi Aramco, but I think their commitment to their program to increase gas production by 60% from 2020 is very clear. I think this touched both the conventional and unconventional gas reserve in Saudi. The most visible element of this is obviously the unconventional gas large Jafurah project.

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16

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

You may have seen that also explored successfully, new finds, both oil and gas, in the recent months. So the country is set to expand in gas to complement the oil capacity, sustained capacity, and slight expansion. And we are, as I said, favorably exposed. And we have reinforced this exposure, strengthened this exposure with our recent wins, as you may have seen in the earnings press release from this morning.

So we’re very pleased. But the market is not only one project. The market is not only one aspect. The market is much more diversified in Saudi and furthermore in the Middle East. So we are exposed to many aspects of the Saudi activity, both production and recovery, exploration, CCS, as well as well construction and production equipment, both offshore and onshore.

We have a very diversified exposure to this, and we benefit favorably to the exposure of the growth - accelerated growth in Jafurah. So we are very pleased with where we are, and we are one of the most beneficiary of the accelerated gas expansion as highlighted in our EPR highlights. So that’s where we stand.

Kurt Hallead The Benchmark Company, LLC - Analyst

Great. That’s great color. Always appreciate it. Thank you.

Operator

And now I’ll be [turning the call] back to Olivier for closing remarks.

Olivier Le Peuch Schlumberger NV - CEO & Director

Thank you, Leah. So ladies and gentlemen, as we conclude today’s call, I would like to leave you with the following takeaways. First, the growth momentum continues with many of our international GeoUnits reaching new cycle highs. Combined with the increased adoption of digital technologies, the stage is set for further growth and margin expansion throughout the rest of 2024 and into 2025.

Second, in this environment, no company is better positioned than SLB to capture quality growth. Our differentiated operating footprint, leading technical and digital offerings, and sustained commitment to operating efficiency and value creation have set us apart throughout the cycle. Moving ahead, we remain favorably positioned in the highest-quality area of the market, supported by our differentiated technology deployment, integration capabilities, and performance.

And third, with a strong first half of the year behind us and full confidence in further international revenue growth, we are optimally positioned to continue our margin expansion journey, to generate cash, and to fulfill our commitment to return to shareholders, both in 2024 and in 2025.

This is an excellent environment for our business, and I am confident that we will continue to deliver outstanding performance for our customers and our shareholders in the quarters ahead. With that, I will conclude this morning’s call. Thank you very much for joining.

Operator

Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation. You may now disconnect.

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17

July 19, 2024 / 1:30PM UTC, Q2 2024 Schlumberger NV Earnings Call

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18

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-0 and Current Reports on Form 8-K. These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the Form S-4 and proxy statement/prospectus (each, as defined below) that has been filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of S LB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May 15, 2024 (https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d4 24b3.htm), and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.